SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM U-6B-2
Certificate of Notification

           Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) or U-47 or U-52, adopted under the Public Utility Holding Company Act of 1935, as amended.

Certificate is filed by:

National Fuel Gas Company

           This certificate constitutes notice that National Fuel Exploration Corp., a wholly owned indirect subsidiary of National Fuel Gas Company, has issued, renewed or guaranteed the securities or instruments described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the specific subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.	Type of securities or instruments: Demand note

2.	Issue, renewal or guaranty: Issue

3.	Principal amount of each security: Cdn$335,888,000 (equivalent to US$247,700,000)

4.	Rate of interest per annum of each security: 1.35%

5.	Date of issue, renewal or guaranty of each security: September 29, 2003

6.	If renewal of security, give date of original issue: Not applicable

7.	Date of maturity of each security: Demand loan

8.	Name of the person to whom each security was issued, renewed or guaranteed: National Fuel Gas Company

9.	Collateral given with each security, if any: None

10.	Consideration received for each security: US$247,700,000 (equivalent to Cdn$335,888,000)

11.	Application of proceeds of each security: Redemption of preferred shares

12.	Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of
a. the provisions contained in the first sentence of Section 6(b):
b. the provisions contained in the fourth sentence of Section 6(b):
c. the provisions contained in any rule of the Commission other than Rule U-48: X

13.	If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding: Not applicable

14.	If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not applicable

15.	If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52

SIGNATURES

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Form to be signed on its behalf by the undersigned thereunto duly authorized.

NATIONAL FUEL GAS COMPANY
By: /s/ P. C. Ackerman
P. C. Ackerman
Chairman, President & CEO

Dated as of September 29, 2003